SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares
Class B Ordinary Shares

(Title of Class of Securities)

G47048106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47048106

1	Name of Reporting Persons Czerny Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 806,580

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 806,580

9	Aggregate Amount Beneficially Owned by Each Reporting Person 806,580

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 2.8% (1)

12	Type of Reporting Person (See Instructions) OO

(1)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons Cervetto Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,454,004

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,454,004

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,004

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 5.1%(1)

12	Type of Reporting Person (See Instructions) CO

(1)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Partners I Side Pocket, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 806,580 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 806,580 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 806,580 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 2.8%(2)

12	Type of Reporting Person (See Instructions) PN

(1)    Includes 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny Holdings Limited (“Czerny”). Czerny is a wholly-owned subsidiary of SSG Capital Partners I Side Pocket, L.P. (“SSG I”).

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,454,004 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,454,004 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,004 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 5.1%(2)

12	Type of Reporting Person (See Instructions) PN

(1)    Includes 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto Holdings Limited (“Cervetto”). Cervetto is a wholly-owned subsidiary of SSG Capital Partners II, L.P. (“SSG II”).

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Partners I GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 806,580 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 806,580 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 806,580 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 2.8%(2)

12	Type of Reporting Person (See Instructions) PN

(1)    Includes 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny. Czerny is a wholly-owned subsidiary of SSG I. SSG Capital Partners I GP, L.P. (“SSG I GPLP”) is the general partner of SSG I and may be deemed to have shared voting control over securities owned by Czerny.

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Partners II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,454,004 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,454,004 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,004 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 5.1%(2)

12	Type of Reporting Person (See Instructions) PN

(1)    Includes 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto. Cervetto is a wholly-owned subsidiary of SSG II. SSG Capital Partners II GP, L.P (“SSG II GPLP”) is the general partner of SSG II and may be deemed to have shared voting control over securities owned by Cervetto.

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Partners I GPGP, Ltd

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 806,580 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 806,580 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 806,580 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 2.8%(2)

12	Type of Reporting Person (See Instructions) OO

(1)    Includes 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny. Czerny is a wholly-owned subsidiary of SSG I. SSG I GPLP is the general partner of SSG . SSG Capital Partners I GPGP, Ltd (“SSG I GPGP”) is the general partner of SSG I GPLP. SSG I, SSG I GPLP and SSG I GPGP may be deemed to have shared voting control over securities owned by Czerny.

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Partners II GPGP, Ltd

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,454,004 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,454,004 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,004 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 5.1%(2)

12	Type of Reporting Person (See Instructions) OO

(1)    Includes 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto. Cervetto is a wholly-owned subsidiary of SSG II. SSG II GPLP is the general partner of SSG II. SSG Capital Partners II GPGP, Ltd. (“SSG II GPGP”) is the general partner of SSG II GPLP. SSG II, SSG II GPLP and SSG II GPGP may be deemed to have shared voting control over securities owned by Cervetto.

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons SSG Capital Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,260,583 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,260,583 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,583 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 7.9%(2)

12	Type of Reporting Person (See Instructions) OO

(1)    Includes (a) 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny and (b) 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto. Czerny is a wholly-owned subsidiary of SSG I, SSG I GPLP is the general partner of SSG I and SSG I GPGP is the general partner of SSG I GPLP. Cervetto is a wholly-owned subsidiary of SSG II, SSG II GPLP is the general partner of SSG II and SSG II GPGP is the general partner of SSG II GPLP. Each of SSG I GPGP and SSG II GPGP is a wholly-owned subsidiary of SSG Capital Holdings Limited (“SSG Hold Co”), and SSG Hold Co may also be deemed to have shared voting control over securities owned by Czerny and Cervetto.

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons Wong Ching Him

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,260,583 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,260,583 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,583 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 7.9%(2)

12	Type of Reporting Person (See Instructions) IN

(1)    Includes (a) 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny and (b) 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto. Czerny is a wholly-owned subsidiary of SSG I, SSG I GPLP is the general partner of SSG I and SSG I GPGP is the general partner of SSG I GPLP. Cervetto is a wholly-owned subsidiary of SSG II, SSG II GPLP is the general partner of SSG II and SSG II GPGP is the general partner of SSG II GPLP. Each of SSG I GPGP and SSG II GPGP is a wholly-owned subsidiary of SSG Hold Co. Wong Ching Him, with Shyam Maheshwari and Andreas Vourloumis, holds all voting power over SSG Hold Co and may be deemed to have shared voting control over securities owned by Czerny and Cervetto.

(2)    This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons Shyam Maheshwari

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,260,583 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,260,583 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,583 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 7.9%(2)

12	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny and (b) 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto. Czerny is a wholly-owned subsidiary of SSG I, SSG I GPLP is the general partner of SSG I and SSG I GPGP is the general partner of SSG I GPLP. Cervetto is a wholly-owned subsidiary of SSG II, SSG II GPLP is the general partner of SSG II and SSG II GPGP is the general partner of SSG II GPLP. Each of SSG I GPGP and SSG II GPGP is a wholly-owned subsidiary of SSG Hold Co. Shyam Maheshwari, with Wong Ching Him and Andreas Vourloumis, holds all voting power over SSG Hold Co and may be deemed to have shared voting control over securities owned by Czerny and Cervetto.

(2) This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G47048106

1	Name of Reporting Persons Andreas Vourloumis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Indonesia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,260,583 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,260,583 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,583 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 7.9%(2)

12	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 708,716 Class A Ordinary Shares and 195,727 ADRs held by Czerny and (b) 1,277,586 Class A Ordinary Shares and 352,835 ADRs held by Cervetto. Czerny is a wholly-owned subsidiary of SSG I, SSG I GPLP is the general partner of SSG I and SSG I GPGP is the general partner of SSG I GPLP. Cervetto is a wholly-owned subsidiary of SSG II, SSG II GPLP is the general partner of SSG II and SSG II GPGP is the general partner of SSG II GPLP. Each of SSG I GPGP and SSG II GPGP is a wholly-owned subsidiary of SSG Hold Co. Andreas Vourloumis, with Wong Ching Him and Shyam Maheshwari, holds all voting power over SSG Hold Co and may be deemed to have shared voting control over securities owned by Czerny and Cervetto.

(2) This percentage is calculated based on 28,584,491 Ordinary Shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”)  as of September 30, 2019 in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019. Each share of Class B Ordinary Shares is convertible at the option of the holder into one share of Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Ordinary Share is entitled to twenty votes per share, whereas each share of Class A Ordinary Share is entitled to one vote per share.

Item 1.
	(a)	Name of Issuer: iClick Interactive Asia Group Limited (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

Item 2.
(a)

Name of Person Filing:
This Schedule 13G/A is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”):

Czerny Holdings Limited (“Czerny”)

Cervetto Holdings Limited (“Cervetto”)

SSG Capital Partners I Side Pocket, L.P. (“SSG I”)

SSG Capital Partners II, L.P. (“SSG II”)

SSG Capital Partners I GP, L.P. (“SSG I GPLP”)

SSG Capital Partners II GP, L.P. (“SSG II GPLP”)

SSG Capital Partners I GPGP, Ltd. (“SSG I GPGP”)

SSG Capital Partners II GPGP, Ltd. (“SSG II GPGP”)

SSG Capital Holdings Limited (“SSG Hold Co”)

Wong Ching Him

Shyam Maheshwari

Andreas Vourloumis

Czerny directly holds 708,716 Class A Ordinary Shares and 195,727 ADRs, and Cerveto directly holds 1,277,586 Class A Ordinary Shares and 352,835 ADRs. Czerny is a wholly-owned subsidiary of SSG I, SSG I GPLP is the general partner of SSG I and SSG I GPGP is the general partner of SSG I GPLP. Cervetto is a wholly-owned subsidiary of SSG II, SSG II GPLP is the general partner of SSG II and SSG II GPGP is the general partner of SSG II GPLP. Each of SSG I GPGP and SSG II GPGP is a wholly-owned subsidiary of SSG Hold Co. Andreas Vourloumis, Wong Ching Him and Shyam Maheshwari jointly hold all voting power over SSG Hold Co.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 13, 2018, which is filed with this Schedule 13G/A as Exhibit 99.1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G/A held by any other person and such beneficial ownership is expressly disclaimed

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of Czerny and Cervetto is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of each of SSG I, SSG II, SSG I GPLP, SSG II GPLP, SSG I GPGP, SSG II GPGP, and SSG Hold Co is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of the principal business office of each of Wong Ching Him, Shyam Maheshwari, and Andreas Vourloumis is c/o SSG Capital Management (Hong Kong) Limited, Room 4202, 42/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(c)

Citizenship:
Czerny and Cervetto are entities organized under the laws of the British Virgin Islands.

SSG I, SSG II, SSG I GPLP, SSG II GPLP, SSG I GPGP, SSG II GPGP and SSG Hold Co are entities organized under the laws of the Cayman Islands

Wong Ching Him, Shyam Maheshwari and Andreas Vourloumis are citizens of Hong Kong, India, and Indonesia, respectively.

	(d)	Title of Class of Securities: Class A Ordinary Shares, par value $0.001, and Class B Ordinary Shares, par value $0.001 (collectively, the “Shares”) .
	(e)	CUSIP Number: G47048106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
(a) Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G/A for the aggregate number of Shares that are beneficially owned by each Reporting Person as of December 31, 2019.
(b) Percent of class: See Item 11of the cover pages to this Schedule 13G/A for the percentage of Shares that are beneficially owned by each Reporting Person as of December 31, 2019.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover pages to this Schedule 13G/A for the number of Shares that are beneficially owned by each Reporting Person as of December 31, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Czerny Holdings Limited

By:	/s/ Viswanand Nursimloo
	Name:	Viswanand Nursimloo
	Title:	Director

Czerny Holdings Limited

By:	/s/ Viswanand Nursimloo
	Name:	Viswanand Nursimloo
	Title:	Director

SSG Capital Partners I Side Pocket, L.P.
By: SSG Capital Partners I, GP, L.P., its general partner
By: SSG Capital Partners I, GPGP, Ltd, its general partner

By:	/s/ Nigel David Stead
	Name:	Nigel David Stead
	Title:	Director

SSG Capital Partners II, L.P.
By: SSG Capital Partners II, GP, L.P., its general partner
By: SSG Capital Partners II, GPGP, Ltd, its general partner

By:	/s/ Nigel David Stead
	Name:	Nigel David Stead
	Title:	Director

SSG Capital Partners I GP, L.P.
By: SSG Capital Partners I, GPGP, Ltd, its general partner

By:	/s/ Nigel David Stead
	Name:	Nigel David Stead
	Title:	Director

SSG Capital Partners II GP, L.P
By: SSG Capital Partners II, GPGP, Ltd, its general partner

By:	/s/ Nigel David Stead
	Name:	Nigel David Stead
	Title:	Director

SSG Capital Partners I GPGP, Ltd.

By:	/s/ Nigel David Stead
	Name:	Nigel David Stead
	Title:	Director

SSG Capital Partners II GPGP, Ltd.

By:	/s/ Nigel David Stead
	Name:	Nigel David Stead
	Title:	Director

SSG Capital Holdings Limited

By:	/s/ Wong Ching Him
	Name:	Wong Ching Him
	Title:	Director

Wong Ching Him

By:	/s/ Wong Ching Him
	Name:	Wong Ching Him

Shyam Maheshwari

By:	/s/ Shyam Maheshwari
	Name:	Shyam Maheshwari

Andreas Vourloumis

By:	/s/ Andreas Vourloumis
	Name:	Andreas Vourloumis

EXHIBIT INDEX

Exhibit No.	Description
99.1

Joint Filing Agreement, dated February 13, 2018, by and among Czerny Holdings Limited, Cervetto Holdings Limited, SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners I GP, L.P., SSG Capital Partners II GP, L.P., SSG Capital Partners I GPGP, Ltd. SSG Capital Partners II GPGP, Ltd., SSG Capital Holdings Limited, Wong Ching Him, Shyam Maheshwari, and Andreas Vourloumis.*

 *Previously filed as Exhibit 99.1 to Schedule 13G on February 21, 2018 by Czerny Holdings Limited, Cervetto Holdings Limited, SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners I GP, L.P., SSG Capital Partners II GP, L.P., SSG Capital Partners I GPGP, Ltd. SSG Capital Partners II GPGP, Ltd., SSG Capital Holdings Limited, Wong Ching Him, Shyam Maheshwari, and Andreas Vourloumis.